EXHIBIT (a)(1)(R)

Dear Microsemi Option Holder:

Several weeks ago you received the 125-page Offer to Amend and Accelerate your Eligible Unvested Options. Upon further review of the Offer, we have determined it appropriate to clarify or supplement certain information in the Offer. Rather than resend the entire Offer to each Offer recipient at this time, we have specifically identified these changes in this letter. Therefore, the Offer should be considered on the basis of the Offer you received and this letter. The clarifications or changes are as follows:

COVER PAGE

On the cover page of the Offer, with regard to the requirement that you complete and submit an Acknowledgement and Election Form prior to the expiration of the Offer, we want to clarify that we make this a requirement only to ensure your receipt and acknowledgment of the Offer information. You are free to choose to indicate whether you “accept” or “decline” the Offer.

If you fail to return the Acknowledgement and Election Form, we intend to make additional efforts to confirm that you have received the Offer information. We encourage you to promptly submit the Acknowledgement and Election Form.

If anyone actually fails to submit the Form, that person will be treated as declining the Offer.

Section 2. PURPOSE OF THE OFFER

The purpose of the Company’s 1987 Stock Option Plan, as amended, is in general to enable the Company to retain and reward its employees, officers, directors and service providers whose present and potential contributions are important to the continued success of the Company, to afford these individuals the opportunity to acquire a proprietary interest in the Company in order to help to align and strengthen the mutuality of interest between participants and the Company’s shareholders, and to enable the Company to enlist and retain qualified personnel for the successful conduct of its business.

The purpose of the Offer to Amend and Accelerate Employee Stock Options, in addition to the overall purpose of furthering the purposes of the 1987 Plan, is to accelerate the vesting of certain unvested stock options (Eligible Unvested Options) previously awarded to eligible participants under the 1987 Plan, and to add certain restrictions on the shares that may be issued under these options. The restrictions continue until the options were originally scheduled to vest. The restrictions would tend to require participants to hold at least some portion of the shares for a certain time after exercise.

The shares issuable under the Amended and Accelerated Options, although restricted until the options were originally scheduled to vest, shall be registered in the name of the optionee and may be transferred pursuant to the laws of descent and distribution and could be sold by the optionee upon exercise to the extent necessary to cover the exercise price, satisfy federal and state withholding taxes and standard brokerage selling commissions, fees and charges.

The Company considered several factors in determining to accelerate the vesting of these options, and to impose restrictions on transfer of the shares. These factors include the positive effects on employee morale of allowing them to exercise options earlier, the perception of option value accruing to the employees earlier, and the positive impact that promoting share ownership by employees may have on promoting the success of the Company’s business.

The Company further believes that it is in the best interests of all the Company’s shareholders to accelerate the vesting of these options, because the acceleration will eliminate future compensation expense that the Company would otherwise recognize in its income statements with respect to these options, coinciding with Microsemi’s planned October 3, 2005 adoption of FASB Statement No. 123R, “Share-Based Payment,” effective for fiscal year 2006. Therefore, the Company would like to accelerate vesting into fiscal year 2005 before the new accounting rule takes effect.

The Board of Directors recognizes that the decision to accept or reject the Offer is an individual one that should be based on a variety of factors, and you should consult with your personal advisor(s) about your financial and tax situation. You must make your own decision whether to amend and accelerate your Eligible Unvested Options. We make no recommendations to you as to whether you should elect to accept the Offer to Amend and Accelerate your Eligible Unvested Options, nor have we authorized any person to make any recommendations.

You are urged to evaluate carefully all of the information in the Offer and to consult your own legal, investment and tax advisor(s).

Section 3. PROCEDURES.

We may waive any of the conditions of the Offer, subject to our obligation to make the same Offer open to all holders of the options under the Company Stock Option Plan. In waiving conditions to the Offer, we must, and will, treat all holders of Eligible Unvested Options equally as regards waiving such conditions.

Section 6. CONDITIONS OF THE OFFER.

Certain events could occur that might, in our judgment, make it inadvisable for us to proceed with the Offer, or could alternatively require us to amend the Offer. We want to clarify that these events are limited to the kinds of events specifically listed in Section 6 of the Offer. Accordingly, Section 6 is amended and supplemented as follows:

The words “event has occurred” in the first sentence of the first paragraph are changed to “of the following events have occurred”;

In the second sentence of the first paragraph, the words “These kinds of circumstances may, without limitation, include the happening of” are deleted, and after the words “Any one of the following events” we add the words “could result in our decision to amend or terminate the Offer:”; and

We delete the bulleted item “any change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material and adverse to us.”

Section 15. INFORMATION ABOUT US.

In your consideration of the Offer, we would like you to review all Microsemi financial statements, which are incorporated by reference in the

Offer and are part of the Offer, and such Microsemi financial statements can be found on pages 37 through 63 of our Form 10-K, filed on December 12, 2004, for the fiscal year ended September 26, 2004, and on pages 3 through 16 of our Form 10-Q, filed on August 12, 2005, for the three-month period ended July 3, 2005.

The book value per share of Microsemi Common Stock outstanding as of July 3, 2005 was $3.52.

Section 16. ADDITIONAL INFORMATION.

The information we incorporate by reference in the Offer is important for you to know. You may obtain information we incorporate by reference from the SEC’s web site at http://www.sec.gov. We hereby incorporate by reference into the Schedule TO, and the Offer, each of the following documents or portions thereof as described below which have been previously filed by us with the Securities and Exchange Commission:

(a) our Annual Report on Form 10-K for the fiscal year ended September 26, 2004 filed on December 12, 2004;

(b) our Quarterly Report on Form 10-Q for the quarter ended January 2, 2005 filed on February 14, 2005;

(c) our Quarterly Report on Form 10-Q for the quarter ended April 3, 2005 filed on May 13, 2005;

(d) our Quarterly Report on Form 10-Q for the quarter ended July 3, 2005 filed on August 12, 2005;

(e) our Current Reports on Forms 8-K filed November 19, 2004, January 27, 2005, May 11, 2005 and July 29, 2005; and

(f) the description of our Common Stock contained in our Registration Statement on Form 10-12G/A (Amendment No. 1), filed February 12, 2002.

The new address of the SEC’s Public Reference Room is:

Public Reference Room

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

After reviewing these clarifications or changes, you may wish to make or change your election to participate in the Offer. To do so, you must properly complete and deliver the Acknowledgement and Election Form by 5:00 P.M. on September 20, 2005. Please feel free to contact Microsemi by e-mail at AccelerationOfferQuestions@microsemi.com or by facsimile to 1-877-798-3202 for further assistance.

Sincerely,

By:	/s/ David R. Sonksen

David R. Sonksen

Executive Vice President,

Chief Financial Officer,

Secretary and Treasurer

Date: September 14, 2005

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